Exhibit B

The trading dates, number of shares purchased and the weighted average price per share for all transactions by the Reporting Person in the shares of Common Stock since the filing of the Original Schedule 13D, are set forth below:

Date	Quantity	Weighted Average Price per Share

8/15/2017	35,000	17.0282

8/16/2017	15,000	17.0493

8/17/2017	5,000	17.0229

8/18/2017	11,000	17.0513

8/21/2017	10,000	16.9726

8/22/2017	5,000	17.0124

8/23/2017	20,000	16.9249

8/24/2017	15,000	17.0334